FILED PURSUANT TO RULE 424(b)(3) AND (c)
                                                     FILE NUMBER 333-51591



             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 20, 1998

                                 722,672 SHARES

                                   LYCOS, INC.

                                  COMMON STOCK



This Prospectus Supplement (the "Prospectus Supplement") supplements the Prospectus dated May 7, 1998 (the "Prospectus") of Lycos, Inc. ("Lycos" or the "Company") relating to the public offering, which is not being underwritten, and sale of up to 722,672 shares of Common Stock, par value $0.01 per share (the "Shares") of the Company, which may be offered and sold from time to time by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). The Company will receive no part of the proceeds of such sales. Of the Shares offered under the Prospectus, 722,672 Shares were originally issued or reserved for issuance by the Company in connection with the Company's acquisition of WiseWire Corporation, a Pennsylvania corporation, by and through a merger of a wholly-owned subsidiary of Lycos, Wise Acquisition Corporation, with and into WiseWire Corporation (the "Acquisition"). The "Selling Stockholders" Section of the Prospectus is hereby supplemented to reflect the distribution of shares held in the name of Dennis Ciccone by the Ciccone-Leifeld Joint Venture, the Ciccone Joint Venture # 1 and the Ciccone Joint Venture #2 (together, the "Joint Ventures") of 15,562 Shares to joint venture partners after the date of the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information herein contained supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 20, 1998

                              SELLING STOCKHOLDERS


         Fifteen Thousand Five Hundred Sixty Two (15,562) of the Shares beneficially owned by the Joint Ventures and reflected in the Prospectus under the name Dennis Ciccone were distributed to the joint venture partners of the Joint Ventures on July 1, 1998. The table of Selling Stockholders in the Prospectus is hereby amended to reflect such distribution by the Joint Ventures and supplemented to specifically include the entities and individuals who received such distribution. The following table sets forth as of July 1, 1998, the number of Shares owned beneficially by Dennis Ciccone and the name of each of the entities and individuals who received Shares through the distribution by the Joint Ventures, and the number of shares of Common Stock that each such Selling Stockholder beneficially owns as of such date, the number of shares of Common Stock beneficially owned by each such Selling Stockholder that may be offered for sale from time to time by the Prospectus and this Prospectus Supplement, the number of shares of Common Stock to be beneficially owned by each such Selling Stockholder assuming the sale of all of the Shares offered by such Selling Stockholders and the percentage of the outstanding shares of the Company's Common Stock to be beneficially owned by each such Selling Stockholder after completion of the offering.

         Except as set forth in this Prospectus Supplement with respect to Dennis Ciccone and the distribution to the joint venture partners of the Joint Ventures, there is no change to the section entitled "Selling Stockholders" in the Prospectus. The Company may amend or supplement the Prospectus and this Prospectus Supplement from time to time to update the disclosure set forth therein and herein.

                                                                                                  SHARES
                                                             SHARES WHICH MAY                  BENEFICIALLY
                                             SHARES          BE SOLD PURSUANT                  OWNED  AFTER
                                           BENEFICIALLY      TO THE PROSPECTUS                OFFERING(1)(2)(3)
                                             OWNED(1)(2)     AND THIS PROSPECTUS
SELLING STOCKHOLDER                      AS OF 6/30/98          SUPPLEMENT(2)                 NUMBER  PERCENT

Charles R. Burke                              832                    832                       --       *
Dennis Ciccone (4)                          6,755                  6,755                       --       *
Thomas J. Gillespie                           832                    832                       --       *
Hunter Associates, Inc.                       224                    224                       --       *
David W. Hunter                               832                    832                       --       *
Paul & Cynthia Liefeld                      4,845                  4,845                       --       *
Hugh A. McMaster, III                         205                    205                       --       *
Robert F. Shapiro                             832                    832                       --       *
Winfield S. Smathers IV                       205                    205                       --       *

*   Less than 1.0%.

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(2) Includes an aggregate of 82,437 shares of Common Stock beneficially owned by the Selling Stockholders that have been deposited in escrow pursuant to the Merger Agreement to secure the respective indemnification obligations of the Selling Stockholders thereunder (the "Escrowed Shares"). Each Selling Stockholder has deposited approximately 11.41% of his shares in the escrow. The Escrowed Shares will be released from escrow on April 30, 1999 only to the extent that no claims have been made against the Escrowed Shares. The Escrowed Shares may not be sold by the Selling Stockholders prior to April 30, 1999, except as otherwise provided in the Escrow Agreement.

(3) Assumes that each Selling Stockholder will sell all of the Shares set forth above under "Shares Which May Be Sold Pursuant to This Prospectus". There can be no assurance that the Selling Stockholders will sell all or any of the Shares offered hereunder.

(4) In connection with the Acquisition, Dennis Ciccone entered into an employment agreement with the Company pursuant to which he was employed as the Vice President of Mergers and Acquisitions of the Company. A portion of the shares of Common Stock held by him is subject to certain restrictions on transfer contained in the employment agreement with him.


321154-1